                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                             BLUE SQUARE-ISRAEL LTD.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    M20195109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                   RON HADASSI
                               BRONFMAN-ALON LTD.
                        PLATINUM TOWER, 21 HAARB'A STREET
                                TEL AVIV, ISRAEL
                               011-972-3-685-4777

                                ORTAL KLEIN, ADV.
                               BRONFMAN-ALON LTD.
                     EUROPARK YAKUM, ZARFAT BUILDING, BOX 10
                              KIBBUTZ YAKUM, ISRAEL
                               011-972-9-961-8504
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 24, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        *The remainder of this cover page shall be filled out
            for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. M20195109                                                 PAGE 2 OF 27

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BRONFMAN-ALON LTD.

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCES OF FUNDS*

         BK, OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAEL
--------------------------------------------------------------------------------

NUMBER OF       7       SOLE VOTING POWER
SHARES                  0
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                29,999,993
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               0
PERSON         10       SHARED DISPOSITIVE POWER
WITH                    29,999,993

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,999,993

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.1%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. M20195109                                                 PAGE 3 OF 27

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         NISSAN ALON RETAIL HOLDINGS LTD.

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCES OF FUNDS*

         BK, OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAEL
--------------------------------------------------------------------------------

NUMBER OF       7       SOLE VOTING POWER
SHARES                  0
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                29,999,993
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               0
PERSON         10       SHARED DISPOSITIVE POWER
WITH                    29,999,993

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,999,993

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.1%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. M20195109                                                 PAGE 4 OF 27

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         NISSAN DOR CHAINS LTD.

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCES OF FUNDS*

         BK, OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAEL
--------------------------------------------------------------------------------

NUMBER OF       7       SOLE VOTING POWER
SHARES                  0
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                29,999,993
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               0
PERSON         10       SHARED DISPOSITIVE POWER
WITH                    29,999,993

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,999,993

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.1%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. M20195109                                                 PAGE 5 OF 27

 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         DOR FOOD CHAINS HOLDINGS LTD.

--------------------------------------------------------------------------------

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------

 3       SEC USE ONLY

--------------------------------------------------------------------------------

 4       SOURCES OF FUNDS*

         BK, OO

--------------------------------------------------------------------------------

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------

 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAEL
--------------------------------------------------------------------------------

NUMBER OF       7       SOLE VOTING POWER
SHARES                  0
BENEFICIALLY    8       SHARED VOTING POWER
OWNED BY                29,999,993
EACH            9       SOLE DISPOSITIVE POWER
REPORTING               0
PERSON         10       SHARED DISPOSITIVE POWER
WITH                    29,999,993

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,999,993

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.1%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. M20195109                                                 Page 6 of 27

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DOR ENERGY (1998) LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCES OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ISRAEL
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                    29,999,993
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              29,999,993
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,999,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.1%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. M20195109                                                 Page 7 of 27

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ALON ISRAEL OIL COMPANY LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCES OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ISRAEL
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                    29,999,993
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              29,999,993
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,999,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.1%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. M20195109                                                 Page 8 of 27

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      M.B.I.S.F. LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCES OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ISRAEL
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                    29,999,993
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              29,999,993
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,999,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.1%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. M20195109                                                 Page 9 of 27

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRONFMAN-FISHER INVESTMENTS LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCES OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ISRAEL
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                    29,999,993
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              29,999,993
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,999,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.1%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. M20195109                                                Page 10 of 27

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MATTHEW BRONFMAN
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCES OF FUNDS*

      BK, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY            --------------------------------------------------------
  OWNED BY              8     SHARED VOTING POWER
    EACH
 REPORTING                    29,999,993
   PERSON               --------------------------------------------------------
    WITH                9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              29,999,993
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,999,993
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.1%
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D relates to the ordinary shares, par value NIS 1.0 per share (the "Ordinary Shares"), of Blue Square-Israel Ltd., a company organized under the laws of Israel ("Blue Square"). The address of the principal executive office of Blue Square is 2 Hamal Street, Rosh Ha'ayin, 48092, Israel.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is being filed jointly by Bronfman-Alon Ltd. (the "Holding Company"), Nissan Alon Retail Holdings Ltd. (the "Parent Company"), Nissan Dor Chains Ltd. (the "Grandparent Company" and, collectively with the Holding Company and the Parent Company, the "Group of Joint Companies"), Dor Food Chains Holdings Ltd. ("Dor Food"), Dor Energy (1998) Ltd. ("Dor"), Alon-Israel Oil Company Ltd. ("Alon"), M.B.I.S.F. Ltd. ("M.S."), Bronfman-Fisher Investments Ltd. ("Bronfman-Fisher") and Matthew Bronfman (the foregoing, collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.

      The Holding Company is a wholly owned subsidiary of the Parent Company and the Parent Company is a wholly owned subsidiary of the Grandparent Company. Dor Food holds 50% of the equity interest in the Grandparent Company. The other 50% of the equity interest in the Grandparent Company is held by M.S. Each of the Group of Joint Companies, Dor Food and M.S. is organized under the laws of Israel and was formed in connection with the transactions that are the subject of this Schedule 13D. The business address of each of the Group of Joint Companies and Dor Food is Europark Yakum, Zarfat Building, Box 10, Kibbutz Yakum, Israel. The business address of M.S. is Platinum Tower, 21 Haarb'a Street, Tel Aviv, Israel.

      Dor Food is a wholly owned subsidiary of Dor, which is wholly owned by Alon. Each of Dor and Alon is organized under the laws of Israel. The business address for each of them is Europark Yakum, Zarfat Building, Box 10, Kibbutz Yakum, Israel. Alon is one of the largest Israeli-based fuel companies and also has major retail holdings in food and convenience stores. Alon is owned 35% by the purchasing entities of kibbutzim in Israel, 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and 39% by Bielsol Investments (1987) Ltd. Mr. Lev Levayev is the controlling shareholder of Africa Israel. Bielsol Investments (1987) Ltd. is wholly owned by David Wiessman and the Biran family.

      M.S. is a wholly owned subsidiary of Bronfman-Fisher, and Matthew Bronfman owns a majority of the equity of Bronfman-Fisher. Bronfman-Fisher is organized under the laws of Israel and was formed in connection with the transactions that are the subject of this Schedule 13D. The business address of Bronfman-Fisher is Platinum Tower, 21 Haarb'a Street, Tel Aviv, Israel. Matthew Bronfman is a citizen of the United States. Mr. Bronfman's principal occupation is serving as Managing Director of ACI Capital Co. Inc., a private investment firm, the address of which is 900 Third Avenue, New York, NY 10022.

      Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the directors and executive officers of each Reporting Person.

      During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds used in connection with the Acquisition (as defined in Item 4 below) consisted of (i) borrowings by the Holding Company of approximately NIS 683 million (approximately US$158 million at the time of borrowing) pursuant to a Master Agreement dated June 24, 2003 (the "Financing Agreement") between the Holding Company and Bank Hapoalim Ltd. and (ii) investments of approximately NIS 343 million (approximately US$78 million at the time of investment) by each of Dor and M.S. in capital notes issued by the Holding Company to them.

      A portion of the loan (approximately NIS 244 million) under the Financing Agreement (the "Short Term Loan") is due by June 2005 (with one-half of the Short Term Loan due June 2004 and the other half due June 2005) and the remainder (approximately NIS 439 million) of the loan under the Financing Agreement is due in annual installments beginning June 2005 and ending June 2015. The borrowings under the Financing Agreement are secured by, among other things, all the Holding Company's property and assets, including the Ordinary Shares acquired by the Holding Company in the Acquisition, and all shares of the Holding Company held by the Parent Company. In addition, subject to specified conditions, each of Alon and Mr. Bronfman has guaranteed 50% of substantially all of the Holding Company's obligations under the Financing Agreement. An unofficial English translation of the Financing Agreement is filed as an exhibit hereto, and is incorporated herein by reference, and the description of the Financing Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement.

      In connection with its investment in the Holding Company, Dor made use of available funds and of existing credit lines with several Israeli banks, including Bank Hapoalim, in an aggregate amount of approximately NIS 343 million (approximately US$78 million at the time of investment). Dor secured to Bank Hapoalim approximately NIS 244 million of the capital notes issued by the Holding Company to Dor.

      In connection with its investment in the Holding Company, M.S. borrowed approximately NIS 250 million (approximately US$57 million at the time of borrowing) pursuant to a loan agreement with Israel Discount Bank (the "IDB Loan"). One-half of the loan is due in June 2005 and the remainder of the loan is due June 2006. The borrowings under the

IDB Loan are secured by, among other things, all the assets of M.S., including all of the shares of the Grandparent Company held by M.S. and the capital note issued by the Holding Company to M.S., all shares of M.S. held by Bronfman-Fisher, all shares of Bronfman-Fisher held by Matthew Bronfman, certain marketable securities and a second lien on 50% of the shares of the Holding Company and 50% of the shares of the Parent Company. In addition, Mr. Bronfman and Bronfman-Fisher have each guaranteed all of the obligations of M.S. under the IDB Loan.

ITEM 4. PURPOSE OF TRANSACTION.

      Pursuant to the Agreement for the Sale of Holdings (the "Purchase Agreement") dated June 22, 2003 among Co-Op Blue Square Services Association Ltd. (the "Co-Op"), the Holding Company, Matthew Bronfman and Alon, on June 24, 2003 (the "Closing Date"), the Holding Company acquired 29,999,993 Ordinary Shares from the Co-Op for an aggregate purchase price of NIS 1,368,804,448 (approximately US$312 million as of the Closing Date) (the "Acquisition"). The Ordinary Shares acquired by the Holding Company represent approximately 78.1% of Blue Square's outstanding share capital.

      Immediately following the consummation of the Acquisition, the following individuals were appointed to Blue Square's Board of Directors: David Wiessman, Matthew Bronfman, Itzhak Bader, Shalom Fisher, Pinchas Cohen, Avraham Meron, Davidi Marom, Shlomo Even, Ron Hadassi, Merav Gold and Elisha Eitani. All of the previous directors of Blue Square resigned from its Board of Directors, other than David Brodet, Tamar Hacker and Zeev Vurembrand. In accordance with the Shareholders Agreement (as defined and described in Item 6 below), Messrs. Wiessman, Bader, Cohen, Meron, Marom and Even are designees of the Alon Group (as defined in Item 6 below) and Messrs. Bronfman, Fisher, Hadassi, Gold and Eitani are designees of the Bronfman Group (defined in Item 6 below) and Tamar Hacker and Zeev Vurembrand are independent directors.

      Pursuant to the Financing Agreement and subject to and in accordance with law, and in consideration of the course of business of Blue Square and subject to the interests of Blue Square and to the duties of loyalty and/or fairness of controlling shareholders to Blue Square and to other shareholders, the Holding Company agreed to do its utmost to have Blue Square adopt a resolution on the distribution of dividends, including profits generated as a result of the sale of assets or operations of Blue Square, in such sums as shall suffice to repay amounts due under the Financing Agreement. The Financing Agreement also provides that, in the course of the first two years following the Closing Date, the Holding Company will propose, subject to any law and the interests of Blue Square, that Blue Square adopt resolution(s) for distribution of dividends, the share of the Holding Company in which shall be no less than twice the amount of the Short Term Loan at such time; provided that in the first year such share shall be no less than the amount of the Short Term Loan.

      The Shareholders Agreement contemplates that, subject to the terms and conditions of the Financing Agreement, of the approximately NIS 480 million to be distributed by Blue Square as a first dividend to the Holding Company, approximately one-half of the amount received by the Holding Company shall be applied to repay the capital notes issued by the Holding Company to Dor and M.S., any additional dividends shall be applied to repay the debt incurred by the Holding Company pursuant to the Financing Agreement and any balance shall repay the capital notes. Pursuant to the Shareholders Agreement, the Shareholder Parties (defined in Item 6 below) agreed to act for the distribution of the highest possible dividend by Blue Square so as to enable the Holding Company and the Shareholder Parties themselves to keep the payment schedule of the loans taken to finance the Acquisition.

      Additional agreements relating to Blue Square are described below in Item
6. An unofficial English translation of each of the Purchase Agreement and the Shareholders Agreement is filed as an exhibit hereto, and is incorporated herein by reference, and the description of the Purchase Agreement and the Shareholders Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of such agreement.

      The Reporting Persons intend to review the performance of their investment in Blue Square from time to time. Depending on various factors, including the business, prospects and financial position of Blue Square, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in Blue Square as they deem appropriate in light of the circumstances existing from time to time, subject to the Financing Agreement and the Shareholders Agreement. Subject to the Financing Agreement and the Shareholders Agreement, the Reporting Persons may purchase additional equity in Blue Square or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

      Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      As of the date hereof, the Holding Company owns directly 29,999,993 Ordinary Shares, or approximately 78.1% of the outstanding Ordinary Shares. The Parent Company is the sole stockholder of the Holding Company, and the Grandparent Company is the sole stockholder of the Parent Company. Accordingly, the Parent Company and the Grandparent Company may be deemed to beneficially own the Ordinary Shares held by the Holding Company. Neither the Parent Company nor the Grandparent Company owns any Blue Square Securities (defined below) directly. The Parent Company and the Grandparent Company have the power to vote, or direct the voting of, and the power to dispose of, or direct the disposition of, the Ordinary Shares owned by the Holding Company.

        As equal shareholders in the Grandparent Company, each of Dor Food and M.S. may be deemed to beneficially own any Ordinary Shares deemed to be beneficially owned by the Grandparent Company. By virtue of its ownership of Dor Food, Dor may be deemed to beneficially own any Ordinary Shares deemed to be beneficially owned by Dor Food and, by virtue of its ownership of Dor, Alon may be deemed to beneficially own any Ordinary Shares deemed to be beneficially owned by Dor. By virtue of its ownership of M.S., Bronfman-Fisher may be deemed to beneficially own any Ordinary Shares deemed to be beneficially owned by M.S. and, by virtue of his majority ownership of Bronfman-Fisher, Mr. Bronfman may be deemed to beneficially own any Ordinary Shares deemed to be beneficially owned by Bronfman-Fisher. Each such entity and individual disclaims beneficial ownership of any such Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

      The Reporting Parties have acted in concert in connection with the Acquisition. Consequently, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person disclaims the existence of any such group.

      Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 hereof or listed on Schedule I hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares or Blue Square American Depository Receipts (such American Depository Receipts, together with the Ordinary Shares, the "Blue Square Securities").

      No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

      Percentages set forth in this Schedule 13D were calculated based on 38,400,000 outstanding Ordinary Shares as of December 31, 2002, as disclosed in Blue Square's Annual Report on Form 20-F for the fiscal period ended December 31, 2002 (filed June 23, 2003).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Prior to the closing of the Acquisition, a Shareholders Agreement dated as of June 23, 2003 (the "Shareholders Agreement"), was entered into by (i) the Group of Joint Companies, (ii) Matthew Bronfman, Shalom Fisher, Bronfman-Fisher and M.S. (collectively, the "Bronfman Group") and (iii) Alon, Dor and Dor Food (collectively, the "Alon Group" and together with the Group of Joint Companies and the Bronfman Group, the "Shareholder Parties").

      The Shareholders Agreement, which is summarized below, provides for certain board, voting, consent, transfer and other rights and obligations of the Shareholder Parties. The following summary of certain provisions of the Shareholders Agreement is qualified in its entirety by reference to the full text of such agreement, an unofficial English translation of which is filed as an exhibit hereto and is incorporated herein by reference.

      GOVERNANCE OF BLUE SQUARE

      Pursuant to the Shareholders Agreement, the Shareholder Parties have agreed that the control and management of Blue Square shall be exercised with the mutual consent of the Bronfman Group and the Alon Group.

      The Shareholders Agreement provides that Blue Square's Board of Directors shall at all times comprise an equal number of Bronfman Group designees and Alon Group designees. Any other directors are to be designated by the mutual agreement of the Shareholder Parties. Pursuant to the Shareholders Agreement, the Shareholder Parties have agreed to act to have the Board be comprised of 14 directors, including two independent directors mutually agreed to by the Shareholder Parties. Matthew Bronfman has been appointed to serve as the initial Chairman of Blue Square and David Wiessman has been appointed to serve as the initial Vice and Substitute Chairman of Blue Square. Upon termination of the current independent directors' office, each of the Bronfman Group and Alon Group shall decide upon the identity of a person it recommends to act as an independent director, and the Shareholder Parties shall act to obtain the appropriate approvals for their appointment by Blue Square.

      The Shareholders Agreement provides that the Shareholder Parties shall act to have Blue Square's Board of Directors appoint two executive committees, one comprised of four members and one comprised of at least seven members. The four-member committee, which shall convene on an on-going basis as the need arises, initially shall be comprised of the Chief Executive Officer of the Holding Company (who shall serve as the first Chairman of the committee), the Chairman of the Holding Company, the Chief Executive Officer of Blue Square and one representative of the Bronfman Group. The larger committee, which will convene once a month, shall be comprised of three designees of the Bronfman Group, three designees of the Alon Group, the Chief Executive Officer of the Holding Company (who shall serve as the Chairman of the committee) and any officers of Blue Square as needed.

      The Shareholders Agreement provides that resolutions on material matters pertaining to Blue Square and its material subsidiaries shall be adopted by the Bronfman Group and the Alon Group consensually. The Shareholders Agreement specifies that the following matters shall be deemed to be material:

      -     Determining the budget of Blue Square and its material subsidiaries;

      - Any transaction or investment of Blue Square and/or any of its material subsidiaries not approved in the annual budget or any transaction that exceeds US$1,500,000, if not in the ordinary course of business;

      - Any resolution having a potential material impact on the business, assets, profits or liabilities of Blue Square or any of its material subsidiaries

      - Appointment of executive officers of Blue Square and its material subsidiaries and the determination of their terms of employment;

      - Appointment of the chairmen of Blue Square and its material subsidiaries and the determination of their terms of employment;

      - Decisions relating to the allotment of securities of Blue Square and its material subsidiaries;

      - Launching of new lines of business by Blue Square or any of its material subsidiaries; and

      - Determining the signature rights in respect of Blue Square and any of its material subsidiaries.

      The Shareholder Parties agreed to act to amend the bylaws of Blue Square and Blue Square Properties so that the required majority for the adoption of resolutions in the matters listed above by the board of directors of the relevant company shall be at least 75% of the directors.

      GOVERNANCE OF THE HOLDING COMPANY

      Pursuant to the Shareholders Agreement, the Board of Directors of the Holding Company is comprised of eight members, consisting of four designees of the Bronfman Group and four designees of the Alon Group. Mr. Wiessman has been appointed as the first Chairman of the Holding Company and Mr. Bronfman has been appointed as the first Vice and Substitute Chairman of the Holding Company. The Chief Executive Officer of the Holding Company has been designated by the mutual consent of the Bronfman Group and the Alon Group, and the initial term of office for each of the Chief Executive Officer, the Chairman and the Vice and Substitute Chairman shall be for three years following the Closing.

      The Shareholders Agreement provides that resolutions of the Holding Company must be approved by at least 60% of the directors, except the following matters must be approved by at least 75% of the directors or shareholders, as the case may be:

      - Transactions with interested parties and transactions with officers in the Holding Company or in which an officer has a personal interest;

      -     Resolutions modifying the bylaws of the Holding Company;

      - Resolutions on modifications in the classes of shares of the Holding Company and/or the rights associated with such shares;

      - Resolutions on modifications to the terms and conditions of the notes issued by the Holding Company to any of its shareholders;

      -     Resolutions pertaining to a merger and/or spin-off of the Holding
            Company;

      - Resolutions concerning the allotment of securities of the Holding Company or the sale of such securities or the addition of a shareholder to the Holding Company in another manner or any allotment of Means of Control (as defined in the Israel banking law (licensing) 5741-1981) in the Holding Company;

      - Appointment of officers of the Holding Company and determining their terms of employment;

      - Appointment of the Holding Company's auditors and legal attorneys, subject to exceptions;

      - Resolutions on the sale of material assets of the Holding Company and/or a change in the Holding Company's line of business;

      - Resolutions regarding a sale of Means of Control of Blue Square or any of its material subsidiaries;

      - So long as the Holding Company is a controlling shareholder of Blue Square, resolutions pertaining to the Holding Company's position on the matters above which requires the approval of Blue Square's shareholders; and

      - Material resolutions concerning Blue Square and any of its material subsidiaries, including resolutions on the sale or purchase of material assets of Blue Square and any of its material subsidiaries and/or resolutions on the appointment of executive officers in Blue Square and its material subsidiaries and determining their terms of employment.

      The Shareholder Parties agreed that the principles of the management of the Holding Company and the control arrangements for Blue Square summarized above shall apply to the management of the Parent Company and/or the Grandparent Company and to the arrangements of control of other companies to be controlled by the Parent Company and/or the Grandparent Company.

      TRANSFER RESTRICTIONS

      So long as the Holding Company shall not have fully repaid the financing under the Financing Agreement, the Shareholders Agreement imposes the following prohibitions:

      - Alon shall control Dor, and Dor shall not transfer more than 49% of the share capital of Dor Food and Dor shall remain the controlling shareholder of Dor Food;

      - Mr. Bronfman shall control Bronfman-Fisher and Bronfman-Fisher shall not transfer more than 35% of the share capital of M.S. (or 49% if Bronfman-Fisher is wholly owned by Mr. Bronfman);

      - No party shall be entitled to sell any of its holdings in the Grandparent Company unless each party would continue to hold 50% of the Grandparent Company.

      The Shareholder Parties have also agreed not to transfer shares in Dor Food, M.S. or in the Group of Joint Companies to oil companies or other entities operating in the energy sector in Israel and in the Palestinian Authority.

      In addition, and subject to specified exceptions, transfers of shares in the Grandparent Company, M.S. or Dor Food otherwise permitted under the Shareholders Agreement are subject to rights of first refusal and board approval requirements, and transfers of shares in the Grandparent Company are subject to tag-along rights.

      ADDITIONAL AGREEMENTS

      The Shareholders Agreement prohibits the Shareholder Parties, including through corporations or individuals controlled thereby or associated therewith, from purchasing, directly or indirectly, shares of Blue Square or any of its material subsidiaries other than any such purchase as may be made by the Holding Company.

      The Shareholder Parties agreed to consider allowing a financial partner to acquire up to 20% of the equity interest in the Holding Company, Parent Company or Grandparent Company.

      TERMINATION

      The Shareholders Agreement shall remain in effect so long as any entity comprising the Alon Group, jointly with any one of the entities comprising the Bronfman Group, holds, either directly or indirectly, holdings in any one of the entities comprising the Group of Joint Companies.

      Except for the agreements referred to in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in Item 2 hereof or listed on Schedule I hereto, is a party to any contracts, arrangements, understandings or relationships with respect to any securities of Blue Square, including but not limited to transfer or voting of any of the securities of Blue Square, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of Blue Square.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBITS:

      NUMBER       DESCRIPTION
      ------       -----------
      99.1         Joint Filing Agreement among the Reporting Persons

      99.2         Financing Agreement

      99.3         Purchase Agreement

      99.4         Shareholders Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 3, 2003

                                          BRONFMAN-ALON LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director




                                          By:       /s/ Ron Hadassi
                                              ---------------------------------
                                              Name: Ron Hadassi
                                              Title: Director




                                          NISSAN ALON RETAIL HOLDINGS LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director




                                          By:       /s/ Ron Hadassi
                                              ---------------------------------
                                              Name: Ron Hadassi
                                              Title: Director

                                          NISSAN DOR CHAINS LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director




                                          By:       /s/ Ron Hadassi
                                              ---------------------------------
                                              Name: Ron Hadassi
                                              Title: Director




                                          DOR FOOD CHAINS HOLDINGS LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director




                                          DOR ENERGY (1998) LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director




                                          ALON ISRAEL OIL COMPANY LTD.




                                          By:       /s/ David Wiessman
                                              ---------------------------------
                                              Name: David Wiessman
                                              Title: Director

                                          M.B.I.S.F. LTD.




                                          By:       /s/ Shalom Fisher
                                              ---------------------------------
                                              Name: Shalom Fisher
                                              Title: Director




                                          BRONFMAN-FISHER INVESTMENTS LTD.




                                          By:       /s/ Shalom Fisher
                                              ---------------------------------
                                              Name: Shalom Fisher
                                              Title: Director




                                          MATTHEW BRONFMAN




                                          By:       /s/ Matthew Bronfman
                                              ---------------------------------

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      Set forth below is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each Reporting Person that is an entity. Each of the persons named below is a citizen of Israel except Matthew Bronfman who is a citizen of the United States. The name of each person who is a director of the applicable Reporting Person is marked with an asterisk.

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------        ----------------------------------
BRONFMAN-ALON LTD.
Matthew Bronfman*                Managing Director, ACI Capital Co. Inc.
65 East 55th Street              (private investment firm)
New York, NY
USA 10022

David Wiessman*                  President and Chief Executive Officer,
Europark Yakum                   Alon-Dor Group and
Zarfat Building, Box 10          Chairman of the Board, Alon USA Energy Inc.
Kibbutz Yakum, Israel

Itzhak Bader*                    Chief Executive Officer, Granot-Purchasing
Granot - Irgun Shitufei Ezori    Organization of the Kibbutz Movement and
D.N. Emek Hefer                  Chairman of the Board, Alon Israel
12315, Israel

Boaz Biran*                      Advocate
Rothchild Blvd. 46
Tel Aviv, Israel

Ron Hadassi*                     Managing Director, Palace Group
Platinum Tower,
21 Haarb'a Street
Tel Aviv, Israel

Avraham Meron*                   Chief Financial Officer, Africa Israel
Derech Ha Horesh 4               Investments Ltd.
Yahood, Israel

                                                                   PAGE 24 OF 27

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------        ----------------------------------
Shalom Fisher*                   President, Palace Candles Inc. (candle
Platinum Tower,                  company)
21 Haarb'a Street
Tel Aviv, Israel

Merav Gold*                      Chief Executive Officer, Palace Candles Inc.
Platinum Tower,                  (candle company)
21 Haarb'a Street
Tel Aviv, Israel


NISSAN ALON RETAIL HOLDINGS LTD.

Matthew Bronfman*+

David Wiessman*+

Itzhak Bader*+

Boaz Biran*+

Ron Hadassi*+

Avraham Meron*+

Shalom Fisher*+

Merav Gold*+

NISSAN DOR CHAINS LTD.

Matthew Bronfman*+

David Wiessman*+

Itzhak Bader*+

Boaz Biran*+

Ron Hadassi*+

Avraham Meron*+

Shalom Fisher*+

                                                                   PAGE 25 OF 27

NAME AND BUSINESS ADDRESS        PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------        ----------------------------------
Merav Gold*+


DOR FOOD CHAINS HOLDINGS LTD.

David Wiessman*+

DOR ENERGY (1998) LTD.

Itzhak Bader*+

David Wiessman*+

Avraham Meron*+

Pinchas Cohen*                   Chief Executive Officer, Africa Israel
Derech Ha Horesh 4               Investments Ltd.
Yahood, Israel

Davidi Marom*                    Chairman, Miskey Emek Ayarden (purchasing
Kibbutz Degania A                organization)
D.N. Emek Hayarden
15120, Israel

Imanuel Bar-or*                  Consultant
Everona 11, Givatayim

Isahyahoo Peri*                  Chairman, Miskey Galilee (purchasing
Kibbutz Mahanaim                 organization)
D.N. Hevel Korzim
12315, Israel

Shlomo Even*                     Certified Public Accountant, Partner, Tiroshi
Itzhak Sade 17                   - Even
Tel Aviv, Israel

Israel Ben Yaakov*               Chairman of the Board, Dor Gas Ltd.
Kibbutz Degania A
D.N. Emek Hayarden
15120, Israel

John Cohen*                      Chairman, Miskey Hanagev (purchasing
Haharoutz 6                      organization)
Tel Aviv, Israel

NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------                        ----------------------------------
Yehuda Friedenberg*                              Financial Consultant
Yaara 5 Ramat Gan

Oded Bloom                                       Chief Financial Officer, Dor Energy (1998) Ltd.
Europark Yakum,
Zarfat Building, Box 10
Kibbutz Yakum, Israel

ALON ISRAEL OIL COMPANY LTD.

Itzhak Bader*+

David Wiessman*+

Avraham Meron*+

Pinchas Cohen*+

Davidi Marom*+

Imanuel Bar-or*+

Isahyahoo Peri*+

Shlomo Even*+

Israel Ben Yaakov*+

John Cohen*+

Yehuda Friedenberg*+

Ilan Kliger                                      Chief Financial Officer, Alon Israel Oil Company Ltd.
Europark Yakum,
Zarfat Building, Box 10
Kibbutz Yakum, Israel

M.B.I.S.F. LTD.

Matthew Bronfman*+

Shalom Fisher*+


NAME AND BUSINESS ADDRESS                        PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------                        ----------------------------------
BRONFMAN-FISHER INVESTMENTS LTD.

Matthew Bronfman*+

Shalom Fisher*+


+ Business address, principal occupation or employment and place of organization or citizenship information provided elsewhere on this
         Schedule I.